May 9, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. John Reynolds and Mr. David Link

Re:	Asia Green Agriculture Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed April 19, 2011
File No. 333-169486
Form 8-K/A filed April 19, 2011
File No. 000-53343
Form 10-K for Fiscal Year End December 31, 2010
Filed March 31, 2011
File No. 000-53343

Ladies and Gentlemen:

     On behalf of our client, Asia Green Agriculture Corporation, formerly known as SMSA Palestine Acquisition Corp. (the “Company”) and in response to the Staff’s comments, we are filing an amended registration statement on Form S-1, an amended Form 8-K and an amended Form 10-K. The amended registration statement, Form 8-K and Form 10-K have been marked to indicate changes from the previous Form S-1/A filed on April 19, 2011, Form 8-K/A filed on April 19, 2011 and Form 10-K filed March 31, 2011, respectively.

     The Company has responded to the Staff’s comment letter dated May 4, 2011 either by revising the registration statement, Form 8-K and/or Form 10-K to comply with the comments, or by providing an explanation if the Company has not revised the registration statement, Form 8-K and/or Form 10-K.

     The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and, unless otherwise indicated, the page number references related to the marked version of the enclosed registration statement):

Amendment No. 6 to Registration Statement on Form S-1

Use of Terms; Conventions, page 5

1. Please revise here to also provide the currency exchange rate you are applying for 2010.

     In response to the Staff’s comment, the Company has revised the registration statement on page 5 to provide the requested disclosure.

Corporate Structure and History, page 45

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2011

Our Corporate History, page 46

2. We partially reissue comment two of our letter dated April 11, 2011. Please identify the “certain PRC governmental approvals” discussed in the disclosure you added to the first paragraph of page 47 in response to our previous comment.

     In response to the Staff’s comment, the Company has revised the registration statement on page 47 to provide the requested disclosure.

Management’s Discussion and Analysis, page 48
Liquidity and Capital Resources, page 51

3. You disclose that days’ sales outstanding (DSO) increased to 106 days at December 31, 2010 due to sales in the fourth quarter to new customers for which payments were not due at year-end. Please revise to clarify this statement since increased sales do not typically result in higher DSO unless there have also been changes in the policy or practices regarding accounts receivable collection. In addition, please tell us how this statement is consistent with your response to Comment 45 in your letter dated December 10, 2010, which states that sales proceeds are due upon delivery and that you normally allow customers with good credit to settle amounts due within one to three months before taking action. Tell us whether you now grant extended payment terms to all customers.

In response to the Staff’s comment, the Company has revised the registration statement on page 51 to clarify that the increase in DSO was due preliminary to (1) a higher percentage of sales in processed products vs. fresh products in 2010 (when processed products represented 34% of sales vs. 66% of sales for fresh products) as compared to 2009 (when processed products represented 20% of sales vs. 80% of sales for fresh products), which processed product sales have a longer payment cycle than fresh products sales, and to a lesser extent, to (2) sales to certain new customers in the fourth quarter of 2010, which sales had a longer payment cycle and accordingly for which payment had not yet been received by the Company as of December 31, 2010. The Company supplementally advises the Staff that its policy and practices regarding accounts receivable collection have not changed. Sales proceeds are due upon delivery. However, in practice, the company typically allows not only customers with good credit but also new customers to settle amounts due within one to three months before taking action. Accordingly the Company had not taken action by December 31, 2010 when payments relating to sales to certain new customers in the fourth quarter of 2010 had not yet been made. Because these new customers had longer payment cycles and because of the increased sales of processed products, with their longer payment cycles, compared to fresh products, in 2010 vs. 2009, the company experienced higher DSO at December 31, 2010.

Cash Flows from Financing Activities, page 52

4. We partially reissue comment 49 of our letter dated October 15, 2010 and comment 29 of our letter dated November 23, 2010. We note that you have substantially revised the list of financing arrangements in this section. Please bring back the disclosure regarding the material quantitative and qualitative covenants of such arrangements and include any such disclosure with respect to any new agreements. Furthermore, in the interest of enhancing your disclosure, include a reference to the date of the agreement or the exhibit number so that the text of the referenced agreement can be readily referred to by investors.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2011

     In response to the Staff’s comment, the Company has revised the registration statement on pages 52 to provide the requested disclosure.

Executive Compensation, page 62
Summary Compensation Table, page 62

5. We partially reissue comment three of our letter dated April 11, 2011. Please reconcile your narrative disclosure in the second paragraph of this section regarding Mr. Zhang He’s monthly salary range with the disclosure in the summary compensation table. It appears that even at the highest monthly salary rate discussed in the second paragraph of this section and at the most favorable exchange rate discussed on page four, Mr. Zhang He’s salary would not equal even the lowest yearly amount presented in the table.

     In response to the Staff’s comment, the Company has revised the registration statement on page 64 to add narrative disclosure relating to bonuses paid to Messrs. Zhang He and Zhan Youdai in fiscal years 2008, 2009 and 2010, and also revised the summary compensation table on page 65 to clarify that amounts for Mr. Zhang He and Mr. Zhan Youdai that were previously included in the “Salary” column included amounts paid as Salary and Bonus. The Company believes these revisions clarify the apparent discrepancy between the prior narrative disclosure and summary compensation table.

Form 10-K for the year ended December 31, 2010
General

6. Please revise the Form 10-K to conform with any amendments made to the Form S-1 as applicable.

In response to the Staff’s comment, the Company has made conforming changes to the Form 10-K as requested.

Management’s Report on Internal Controls over Financial Reporting, page 37

7. Tell us and revise to explain why management believes the financial statements contain no material misstatements as a result of the identified material weaknesses.

The Company supplementally advises the Staff that its management prepared the financial statements in accordance with the books and records of the Company and on the basis of information management believes to be accurate and did not, in the course of such preparation or otherwise, become aware of any material inaccuracy or misstatement. While management believes that the Company’s internal controls over financial reporting have material weaknesses as identified, the financial statements were prepared in accordance with the Company’s internal controls and accounting procedures. Moreover, the financial statements were audited by PKF, an independent registered public accounting firm, which concluded that the financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its subsidiaries as of and for the periods indicated therein. The Company has revised the Form 10-K on page 39 to explain this.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2011

Form 8-K/A filed April 19, 2011

8. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

In response to the Staff’s comment, the Company has made conforming changes to the Form 8-K as requested.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2011

* * *

     We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Jamie Mercer in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

     If the Staff has further comments, please kindly fax them to Jamie Mercer at 858.523.6705.

Sincerely,

/s/ Don S. Williams
Don S. Williams

Enclosures

cc:	Mr. Zhan Youdai

Mr. Tsang Yin Chiu Stanley

Mr. Jamie Mercer

Mr. Alfred Chung